                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*

                                   PSINET INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74437C101
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                November 29, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement    .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

      CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST, ALBERTO W. VILAR AND GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each
    Reporting    8   Shared Voting Power
     Person
      With           4,408,930 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,408,930 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,408,930 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 11.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                       IA, EP, IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 2 of 14 -

CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          3,307,000 shares, as to all of which beneficial ownership
      With           is disclaimed
               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     3,307,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     3,307,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                8.25%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                           IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 14 -

CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          1,101,930 shares, as to all of which beneficial ownership
      With           is disclaimed
                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,101,930 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,101,930 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 2.75%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 14 -

CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Florida

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8  Shared Voting Power
    Reporting
     Person          None
      With
                ----------------------------------------------------------------
                  9  Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                  10 Shared Dispositive Power

                     None

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     None

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    0.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 14 -

CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8  4,408,930 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person
      With      ----------------------------------------------------------------

                  9  Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,408,930 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,408,930 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  11.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 14 -

CUSIP
No.  74437C101                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                  7    Sole Voting Power

    Number of         None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8   Shared Voting Power
    Reporting
     Person           4,408,930 shares, as to all of which beneficial ownership
      With            is disclaimed
                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      4,408,930 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,408,930 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   11.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 14 -

CUSIP
No.  74437C101                        13D/A

ITEM 1.   Security and Issuer.
-------   -------------------

The class of equity securities to which this statement relates is the Common Stock of PSINet Inc ("the Issuer"), whose principal executive offices are located at 510 Huntmar Park DR, Herndon, VA 22070.

ITEM 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, the address of which is Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables, FL 33134 (the "Plan"), and Alberto W. Vilar and Gary A. Tanaka. Although this statement is being made jointly by Amerindo, Amerindo Panama, the Plan and Messrs. Vilar and Tanaka, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and
Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is Gables International Plaza, 2655
Le Jeune Road, Suite 1112, Coral Gables, FL 33134. Amerindo, Amerindo Panama, the Plan and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Furey and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five Quarters, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
-------   --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo, and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management, except that the shares owned by the Plan were purchased with Plan assets. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 8 of 14 -

ITEM 4.   Purpose of Transaction.
-------   ----------------------

        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors (or, in the case of securities held by the Plan, in the ordinary course of investing for the Plan), and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
-------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of November 29, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter Ending September 30, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

          (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on October 14, 1996, and ending on November 29, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities and/or the Plan. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 9 of 14 -

ITEM 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Inapplicable.

                                     - 10 of 14 -

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                     - 11 of 14 -

                               EXHIBIT A

                              PSINET INC

                             COMMON STOCK

                              74437C101





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of November 29, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter Ending September 30, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------
          Amerindo                  3,307,000                     8.25%

          Amerindo Panama           1,101,930                     2.75%

          Plan                              0                     0.00%

          Alberto W. Vilar          4,408,930                    11.00%

          Gary A. Tanaka            4,408,930                    11.00%

          James H. Furey                    0                     0.00%

          Joaquin Garcia                    0                     0.00%


_____________________________________

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. As sole trustee of the Plan, Mr. Vilar exercises sole investment and dispositive power as to the shares shown as owned by the Plan, but disclaims beneficial ownership of any of such shares except insofar as concerns his indirect interest therein by reason of his pro rata interest in the Plan. The number of shares shown as owned by the Other Named Individuals does not include any owned indirectly by them as participants in the Plan. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 12 of 14 -

                              EXHIBIT B

                             PSINET INC

                            COMMON STOCK

                              74437C101


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on October 14, 1996, and ending on November 29, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                                 Type of         Number        Price
Name                 Date        Transaction     of Shares     per Share
----                 ----        -----------     ---------     ---------
Amerindo            10-17-96     Sell                8,500     11.0493
Amerindo            10-18-96     Sell                5,000     10.5124
Amerindo            10-21-96     Sell                5,000      9.9174
Amerindo            10-29-96     Sell               25,000      9.6250
Amerindo            10-30-96     Sell               50,000      9.0000
Amerindo            11-06-96     Sell               30,000     10.0630
Amerindo            11-07-96     Sell               45,000     10.2500
Amerindo            11-08-96     Sell               25,000     12.9380
Amerindo            11-11-96     Sell               25,000     13.7500
Amerindo            11-12-96     Sell               25,000     14.0750
Amerindo            11-14-96     Sell                5,000     13.0000
Amerindo            11-15-96     Sell               37,500     13.2830
Amerindo            11-20-96     Sell               15,000     13.5000
Amerindo            11-21-96     Sell               52,500     13.9287
Amerindo            11-25-96     Sell               75,000     12.8080
Amerindo            11-26-96     Sell               77,500     12.7700
Amerindo            11-27-96     Sell               43,000     12.9000
Amerindo            11-29-96     Sell                2,500     12.8748
Amerindo Panama     11-06-96     Sell               10,000     10.1125
Amerindo Panama     11-22-96     Sell               30,000     13.5310
Plan                11-27-96     Sell                7,000     12.9000



                                    - 13 of 14 -

                                   EXHIBIT C

                                  PSINET INC

                                 COMMON STOCK

                                   74437C101


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                   - 14 of 14 -